EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the quarter ended September 30, 2019

ST HELIER, Jersey, Nov. 13, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (TSX: CAL)(NYSE American: CMCL)(LSE: CMCL) announces its operating and financial results for the third quarter of 2019 (“Q3” or the “Quarter”).

Gold production in the Quarter was 13,646 ounces, an increase of 7.3% on gold produced in the second quarter of 2019 taking production for the first nine months of 2019 to 38,306 ounces. Basic earnings per share (“EPS”) for the Quarter were 61.1 cents and adjusted EPS were 16.2 cents. As was the case in the second quarter, earnings were positively affected by significant currency devaluations during the quarter. Performance in Quarter continues to be robust with cash generated by operations of $4.9 million in the Quarter and net cash of approximately $8 million at September 30.

	3 Months to September 30			9 Months to September 30			Comment
	2018	2019	% Chg	2018	2019	% Chg
Gold produced (oz)	13,978	13,646	-2.4%	39,558	38,306	-3.2%	Production was lower than in comparable periods due to lower mine production and lower grade
On-mine cost per ounce ($/oz)	670	686	2.4%	691	671	-2.9%	On-mine costs remain broadly stable
All-in sustaining cost ($/oz) (“AISC”)	754	872	15.6%	812	824	1.5%	AISC was higher due to the cessation in the Quarter of receipts in respect of the gold support price and higher royalty payments due to the increased gold price
Average realised gold price ($/oz)	1,190	1,461	22.8%	1,259	1,351	7.3%	The average gold price received reflects the higher gold price
Gross profit ($)	4,846	8,485	75.1%	16,213	19,802	22.1%	Higher gross profit was mainly due to higher revenues arising from the higher gold price
Net profit attributable to shareholders ($)	2,224	7,007	215.1%	7,982	39,628	397%	Net profit includes significant foreign exchange gains arising from the devaluation of the Zimbabwe currency
Adjusted earnings per share (“EPS”) (cents)	34.6	16.2	-53.2%	103	69.4	-32.6%	Adjusted EPS for the 9 months to September 30, 2019 excludes inter alia unrealised foreign exchange gains of $31.1 million but includes realised foreign exchange losses of $3.0 million - equivalent to 28 cents per share
Net cash and cash equivalents ($)	5,896	8,026	36.1%	5,896	8,026	36.1%	Cash position remain strong
Net cash from operating activities ($)	6,759	4,853	-28.2%	12,588	13,266	5.4%	Robust cash generation in the Quarter despite an adverse working capital movement.

Commenting on the results, Steve Curtis, Chief Executive Officer, said:

“The third quarter of 2019 can be characterised by two distinct phases. The first six weeks of the quarter were seriously affected by power outages and by the continued effects of the unstable economic conditions in Zimbabwe on our employees; both of these factors had an adverse effect on production and financial performance. The last six weeks of the quarter showed a substantial improvement as the electricity supply improved; and measures taken in previous quarters to improve mining controls began to bear fruit. Notwithstanding further interruptions to the electricity supply in October, the excellent performance in the second half of the quarter has continued into October and early November.

“In the third quarter of 2019 Caledonia delivered a strong financial performance supported by a firmer gold price and increased production. Production of 13,646 ounces was 7.3% higher than the second quarter of 2019 and in line with our expectations for the full year. Tonnes milled showed a significant improvement on the previous two quarters and the average milled grade for the quarter was 3.19g/t, an increase on the previous quarter’s grade of 3.11g/t. We continue to focus our attention on improving grade through minimizing mining dilution and whilst there is still work to be done in this area it is pleasing to see an improvement in the average grade which, when combined with higher plant tonnage, delivered favourable production and cost performance.

“I am pleased to report that production in October has continued this positive trend with production of 5,596 ounces in October at a grade of 3.55g/t. I look forward to updating the market on the full year and we reiterate our full year production guidance of 50,000 to 53,000 ounces for 2019.

“Despite some significant operating challenges in Zimbabwe during the quarter, Blanket delivered an excellent operating and financial performance. The mine experienced extended power outages in July and August which resulted in generator usage in the quarter totaling 1,451 hours, compared to 686 hours in the preceding quarter and 1,486 hours in the whole of 2018. Although the electricity supply situation has improved, this problem has not been permanently resolved. As we have previously announced, the situation has improved following the introduction of a revised electricity tariff during the quarter which allows the funding of imported electricity which is used exclusively to supply participating mining companies. We have also taken steps to ensure our own resilience in the face of a constrained electricity market through the purchase and installation of an additional 6MW of back-up generators which ensure that Blanket is 100% self-sufficient on diesel generators; we are also in the advanced stages of evaluating a solar PV plant project which could supply Blanket’s baseload demand during peak sunlight hours.

The continued devaluation of the domestic currency resulted in higher local inflation, which presents challenges for workers’ morale. Despite these challenging conditions, Blanket continued to deliver strong cash generation with after tax operating cash flow for the quarter of $4.9 million and net cash on hand at the end of the quarter of $8 million. This was after an adverse working capital movement of approximately $700 thousand during the quarter which was partly due to the erosion of local credit as a result of high inflation. This strong cash generation continues to support the capital investment on the new central shaft which has now entered the equipping phase following the completion of shaft sinking in the second quarter. Capital investment during the quarter was $5.6 million as we continued to invest for the future at Blanket in order to deliver our growth target to produce 75,000 ounces by 2021 and 80,000 ounces by 2022.

“On-mine costs remained under control with cash operating costs of $686 per ounce. AISC of $872 per ounce was higher than the corresponding quarter of 2018 largely due to higher government royalty payments as a result of the higher gold price and the cessation of the Reserve Bank of Zimbabwe’s gold export incentive structures which had benefitted AISC by approximately $120 per ounce in previous quarters. We remain confident in our longer-term cost guidance target of $700 to $800 per ounce as the business grows towards 80,000 ounces per year by 2022.

“Finally, I would like to thank our dedicated employees who have worked hard during the quarter to mitigate the difficult operating conditions relating to electricity supply and high domestic inflation; their dedication is a key component of our continued success.”

Strategy and Outlook
Caledonia is on track to achieve the production target of 80,000 ounces per year by 20221 at its Zimbabwean subsidiary Blanket Mine (1983) (Private) Limited (“Blanket Mine” or “Blanket”). The Company’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and revised in November 2017, and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost.  Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future.  Caledonia’s cash position is expected to improve as a result of the implementation of the Investment Plan; Caledonia will continue to assess new opportunities to invest surplus cash.

Dividend Policy
Caledonia pays a quarterly dividend of 6.875 US cents per share; the quarterly dividend is paid at the end of January, April, July and October respectively. It is envisaged that the current dividend policy will be maintained.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended September 30		9 months ended September 30
	2018	2019	2018	2019
Revenue	16,647	19,953	50,904	52,393
Royalty	(834)	(999)	(2,549)	(2,682)
Production costs	(9,948)	(9,410)	(29,255)	(26,750)
Depreciation	(1,019)	(1,059)	(2,887)	(3,159)
Gross profit	4,846	8,485	16,213	19,802
Other income	1,683	5	4,784	2,043
Other expenses	(20)	(173)	(20)	(482)
Administrative expenses	(1,423)	(1,246)	(4,625)	(3,951)
Profit on sale of subsidiary	-	-	-	5,409
Net foreign exchange (loss)/gain	(275)	3,345	(115)	28,270
Cash-settled share-based payment	(113)	(36)	(450)	(406)
Equity-settled share-based payment	-	-	(14)	-
Gold hedge expense	(360)	-	(360)	(324)
Operating profit	4,338	10,380	15,413	50,361
Net finance cost	(97)	(16)	(142)	(36)
Profit before tax	4,241	10,364	15,271	50,325
Tax expense	(1,204)	(1,858)	(5,101)	(3,154)
Profit for the period	3,037	8,506	10,170	47,171

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(69)	(353)	(509)	(353)
Reclassification of accumulated exchange differences on the sale of subsidiary	-	-	-	(2,109)
Total comprehensive income for the period	2,968	8,153	9,661	44,709

Profit attributable to:
Shareholders of the Company	2,224	7,007	7,982	39,628
Non-controlling interests	813	1,499	2,188	7,543
Profit for the period	3,037	8,506	10,170	47,171

Total comprehensive income attributable to:
Shareholders of the Company	2,155	6,654	7,473	37,166
Non-controlling interests	831	1,499	2,188	7,543
Total comprehensive income for the period	2,968	8,153	9,661	44,709

Earnings per share (cents)
Basic	20.4	61.1	73.8	360.5
Diluted	20.4	60.9	73.7	360.2
Adjusted earnings per share (cents)
Basic	24.6	16.2	103.0	69.4

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended September 30		9 months ended September 30
	2018	2019	2018	2019
Cash flows from operating activities
Cash generated from operations	7,013	4,886	15,446	14,003
Net interest paid	(105)	(33)	(187)	(129)
Tax paid	(149)	-	(2,671)	(608)
Net cash from operating activities	6,759	4,853	12,588	13,266

Cash flows used in investing activities
Acquisition of Property, plant and equipment	(5,234)	(5,583)	(16,010)	(14,909)
Proceeds from disposal of subsidiary	-	-	-	1,000
Net cash used in investing activities	(5,234)	(5,583)	(16,010)	(13,909)

Cash flows from financing activities
Dividends paid	(584)	(883)	(2,345)	(2,503)
Repayment of term loan facility	(375)	-	(1,125)	-
Net cash used in financing activities	(959)	(883)	(3,470)	(2,503)

Net decrease in cash and cash equivalents	566	(1,613)	(6,892)	(3,146)
Effect of exchange rate fluctuations on cash held	22	1,764	32	(15)
Net cash and cash equivalents at beginning of the period	5,308	7,875	12,756	11,187
Net cash and cash equivalents at end of the period	5,896	8,026	5,896	8,026

Condensed consolidated statements of financial position
(in thousands of United States dollars, unless indicated otherwise)
Unaudited	September 30,	December 31,
As at	2019	2018
Assets
Property, plant and equipment	109,179	97,427
Deferred tax asset	76	98
Total non-current assets	109,255	97,525

Inventories	10,238	9,427
Prepayments	1,773	866
Trade and other receivables	7,936	6,392
Cash and cash equivalents	8,026	11,187
	27,973	27,872
Assets held for sale	-	296
Total current assets	27,973	28,168
Total assets	137,228	125,693

Equity and liabilities
Share capital	56,065	55,102
Reserves	140,328	142,790
Retained loss	(90,020)	(127,429)
Equity attributable to shareholders	106,373	70,463
Non-controlling interests	15,604	8,345
Total equity	121,977	78,808

Liabilities
Provisions	3,324	3,309
Deferred tax liability	822	23,328
Long-term portion of term loan facility	424	5,960
Cash-settled share-based payments	322	2,090
Total non-current liabilities	4,892	34,687

Trade and other payables	8,013	10,051
Income tax payable	2,346	1,538
	10,359	11,589
Liabilities associated with assets held for sale	-	609
Total current liabilities	10,359	12,198
Total liabilities	15,251	46,885
Total equity and liabilities	137,228	125,693

1 The projected gold production figures in this news release are explained in the management discussion and analysis (“MD&A”) dated March 20, 2019 and the MD&A dated August 13, 2019. Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report, and also supervised the preparation of the technical information contained in this news release.